UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-30141

CUSIP Number: 538146 10 1

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LIVEPERSON, INC.
Full Name of Registrant

Former Name if Applicable

462 SEVENTH AVENUE, 3rd FLOOR
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report, or portion thereof, could not be filed within the prescribed time period.

LivePerson, Inc. seeks this extension because we required additional time to complete our audited financial statements for the fiscal year ended December 31, 2006. Accordingly, we were unable to file our Annual Report on Form 10-K in the prescribed period without unreasonable effort or expense. As of the time of this filing, we have completed our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and we intend to file our Report on Form 10-K today, March 19, 2007, following the filing of this Form 12b-25.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

TIMOTHY E. BIXBY - PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY	(212)	609-4200
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                            ☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our Form 10-K for the year ended December 31, 2006 could not be filed within the prescribed time period because we required additional time to complete our audited financial statements for the fiscal year ended December 31, 2006. This Form 12b-25 requires us to provide an explanation of any anticipated significant change in results of operations from the last fiscal year that will be reflected by the earnings statements to be included in our Form 10-K. As of the time of this filing, we have completed and intend to file today our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 following the filing of this Form 12b-25. Therefore, we refer readers to our Annual Report on Form 10-K in response to Question (3) of Part IV above.

LIVEPERSON, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	MARCH 19, 2007	By	/s/ TIMOTHY E. BIXBY
TIMOTHY E. BIXBY
President, Chief Financial Officer
and Secretary

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S. Code 1001).